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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             DATED OCTOBER 30, 2000

                    Advanced Semiconductor Engineering, Inc.
             (Exact name of Registrant as specified in its charter)

                                26 Chin 3rd Road
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)

                              --------------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F X       FORM 40-F
                                   ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          YES               NO  X
                              ---              ---

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

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


Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                       Thomson Financial/Carson
Joseph Tung, CFO                                Judith Walls                      Daniel Loh
Freddie Liu, Assistant Vice President           Associate Director                Associate Director
Tel: + 886-2-8780-5489                          + 65-3940 870                     + 1-212-701-1998
Fax: + 886-2-2757-6121                          judith.walls@tfn.com.sg           dan.loh@thomsonir.com
Investor_relations@asek.asetwn.com.tw           -----------------------           ---------------------
-------------------------------------


         ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS RECORD SALES,
                      NET EARNINGS IN THIRD QUARTER 2000


Taipei, Taiwan, R.O.C., October 30, 2000 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), one of the world's largest independent providers of semiconductor packaging and testing services, today reported record quarterly sales of NT$13,904 million and record quarterly earnings of NT$1,623 million in the third quarter ended September 30, 2000.

"We are pleased to report that ASE had another record setting quarterly results," said Mr. Jason Chang, chairman of ASE Inc. "Over the past 18 months, we have successfully implemented our core business strategies, which include expanding our operations through both internal growth and strategic acquisitions; broadening the geographic coverage of our business, achieving critical technology advancements across assembly, test and key materials. In addition and most importantly, leveraging our cluster locations by working closely with complementary service providers, particularly upstream foundries."

Mr. Chang added: "With our leading position in the full value chain of IC manufacturing, we have been able to further differentiate ourselves from our competitors and to facilitate the acceleration of IC outsourcing. This, I believe, is the primary reason for our success, and will be the main driver of our future growth."

"As impressive as our financial results are, what is more important is the improved quality of our operations," commented Dr. Leonard Liu, president of ASE. "We have been strengthening our technological, processing and materials capabilities, increasing our production capacity, upgrading and expanding product/service offerings, and improving our operating efficiencies across all sites including the acquired operations. Such efforts all lead to very positive results such as balancing revenue mix across computing, communication and consumer electronics, enhancing customer dependence on our leading technologies, and deepening customer penetration. Going forward, ASE will continue to strengthen its capabilities and service quality to become the true partner of choice to our customers."

"In Q3, we also completed the listing of our ADR on NYSE. This is an extremely critical initiative of ours. Through which not only we gain direct access to the most important capital market for funding and to raise our corporate profile. Even more importantly is that we set up a much more effective platform for investor communication, which we believe is critical for company's long term value appreciation."

Financial Results

Third-Quarter 2000 Results: Year-over-Year Comparison

o    Net revenues increased 48% to NT$13,904 million.
o    Gross profit rose 53% to NT$4,078 million.
o    Operating income increased 80% to NT$2,737 million.
o    Net income rose 198% to NT$1,623 million.
o Fully diluted earnings per share increased 181% to NT$0.59, or US$0.095 per ADS.

Net Revenues:
Consolidated net revenues totaled a quarterly record of NT$13,904 million in the third quarter of 2000, up 48% from NT$9,384 million in the same period of 1999. Assembly revenues increased 46% to NT$10,459 million, and testing revenues increased 58% to NT$3,440 million. The record quarterly revenues reflect increased sales activity at each of the Company's operating regions and increased volume output.

Gross Profit:
Gross profit increased 53% YoY to NT$4,078 million. Gross margin also improved to 29.3% from 28.5% in the same period of 1999, reflecting a higher machine utilization rate and a higher revenue contribution from our testing operations, which generally maintain a higher gross margin than the assembly operation. Depreciation expense during the quarter totaled NT$2,137 million, which represents a 46% increase from the same period last year. Depreciation expense as a percentage of net revenues remained flat, however, at 15.4% versus 15.7% in Q3 1999.

Operating Expenses / Income:
Operating expenses increased 17% YoY to NT$1,340 million. Of the total, research and development ("R&D") spending increased 52% to NT$317 million. As a percentage of net revenues, however, R&D expenses remained steady at approximately 2.3%. Selling, general and administrative expenses during the quarter increased 9% from the year-ago period to NT$1,023 million. Total operating expenses as a percentage of sales, meanwhile, declined to 9.7% in Q3 2000 from 12.2% in Q3 1999. Goodwill amortization expenses relating to the acquisition of consolidated entities amounted to NT$150 million in the latest quarter.

Operating income rose 80% YoY to NT$2,737 million. Operating margin, meanwhile, improved to 19.7% in the latest quarter from 16.2% in the same period last year.

Non-operating Expenses:
Total non-operating expenses of NT$372 million in Q3 2000 represent a 53% improvement versus the same period last year. The relatively high non-operating expenses for the third quarter 1999 is mainly due to a foreign exchange loss of NT$619 million recorded in that quarter. As a percentage of net revenues, total non-operating expenses improved to 2.7% in Q3 2000 from 8.4% in Q3 1999.

Net interest expense declined 22% to NT$357 million during the latest quarter from NT$458 million in Q3 1999. The reduction in interest expense is due to interest revenues generated by the proceeds of ASE Test's offering. Investment income for the quarter was NT$54 million versus NT$71 million for the same period last year, reflecting a lower earnings contribution from the Company's non-consolidated affiliates including USI and Hung Ching Construction. Goodwill amortization expenses for non-consolidated entities totaled NT$92 million during the quarter.

Net income:
Income tax expense of NT$319 million in Q3 2000 represents an effective tax rate of 13.5%. Minority interest expense totaled NT$423 million in the quarter.

Reflecting the Company's stronger operating performance, net income in Q3 2000 rose sharply to a quarterly record NT$1,623 million, a 198% year-over-year increase, or a 492% increase net of one-time capital gain recorded in the 3rd quarter 1999.

Fully diluted earnings per share rose to NT$0.59 in Q3 2000 from NT$0.21 (or NT$0.10 net of capital gain) in Q3 1999. In addition, fully diluted earnings per ADS increased to US$0.095 from US$0.033 (or US$0.016, net of capital gain) in the third quarter last year.

Shares Outstanding:
Retroactively adjusted for the company's 1999 stock dividend, a weighted average total of 2,653 million ASE common shares were used for calculation per share data for the 3rd quarter 2000, and 2,652 million common shares for the same period 1999. Each ADS represents 5 common shares.

Capital Expenditures:
Capital spending for capacity expansion in Q3 2000 totaled US$282 million, of which US$136 million is related to assembly operations, US$140 million is for testing operations and US$6 million is for material manufacturing operation.

Third-Quarter 2000 Results: Sequential Comparison

o    Net revenues increased 12% sequentially.
o    Gross profit rose 6%.
o    Operating income increased 10%.
o    Net income rose 11%.

Net Revenues:
Net revenues in Q3 2000 grew 12% from the prior quarter. Assembly revenues increased 12% to NT$10,459 million, and testing revenues increased 14% to NT$3,440 million. Assembly unit output (in terms of pin counts) rose 12.1% to
63.4 billion pins.

Gross Profit:
Gross profit in Q3 2000 rose 6% on a sequential basis. Gross margin, meanwhile, fell 1.5% to 29.3% as a result of higher depreciation and labor charges after annual salary adjustment.

Operating Expenses / Income:
Operating expenses decreased 1.3% as a percentage of net revenue to 9.6% from 10.9% due to payment of director and supervisor compensation in last quarter. Operating income rose 10% sequentially, and operating margin remained stable at 19.7%.

Non-operating Expenses:
Non-operating expenses improved by 7% to NT$372 million. The improvement is mainly due to the higher profit contribution from Universal Scientific Industrial Co., Ltd., our 23% owned electronics products manufacturing subsidiary. As a percentage of net revenues, non-operating expenses improved to 2.7% in Q3 2000 from 3.2% in the second quarter.

Net income:
Income before tax increased 14% sequentially to NT$2,365 million. Minority interests rose to NT$423 million, up 17% sequentially, reflecting reduced ownership in ASE Test Limited following its July 2000 secondary public offering. Net income grew 11% compared to the second quarter of this year. Fully diluted earnings per share increased from NT$0.55 to NT$0.59.

Year-to-September Comparison
o    Net revenues rose 76% to NT$37,501 million.
o    Gross profit increased 106% to NT$11,398 million.
o    Operating profit increased 166% to NT$7,469 million.
o Net income dropped 10%, but grew 401% when netting out the one-time capital gain realized during the first nine months of 1999.
o Fully diluted earnings per share rose 409% to NT$1.68, or US$0.272 per ADS, compared to same period last year, net of a one-time capital gain.

Net Revenues:
Net revenues in the first nine months of 2000 totaled NT$37,501 million, an increase of 76% versus the same period last year. Assembly revenues grew 75% to NT$28,184 million, and testing revenues increased 86% to NT$9,230 billion.

Gross Profit:
Gross profit rose 106% to NT$11,398 million in the first nine months from NT$5,540 million in the same period of 1999. Gross margin also improved to 30.4% from 26.0%.

Operating Income:
Operating income also increased sharply during the period, rising 166% to NT$7,469 million from NT$2,803 million. Operating margin, meanwhile, increased to 20% from 13.2%.

Net Income:
Pretax income increased 314% to NT$6,389 million in first nine months of 2000 from NT$1,545 million in the same period of 1999 (excluding a one-time capital gain of NT$4,156 million recognized in Q1 1999 from the TDR issuance).

Net income in the first nine months of 2000 increased 400% to NT$4,543 million from NT$907 million (excluding the one-time capital gain of NT$4,156 million noted above) in the first nine months of 1999.

Fully diluted earnings per share in the first nine months of 2000 totaled NT$1.68, or US$0.272 per ADS, versus NT$0.33 and US$0.051 for the same period of 1999 (excluding one-time capital gains).

Capital Expenditures:
For the first 9 months of this year, total capital expenditures were US$764 million, of which US$335 million was for assembly operation, US$382 million was for testing operation and US$47 is for material operation.

About ASE Inc.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq:ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Altera Corporation, Cirrus Logic International Ltd., Conexant Systems, Inc., LSI Logic Corporation, and Qualcomm Incorporated. With advanced-process technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website, http://www.aseglobal.com


                                    Supplemental Financial Information

Assembly Operations

Amounts in NT$ Millions                        3Q/00           3Q/99            2Q/00

Net Revenue                                    10,459           7,190            9,347

End Application by Revenue
Communication                                      38%             36%              42%
Computer                                           27%             45%              30%
Automotive and Consumers                           33%             17%              26%
Others                                              2%              2%               2%

Package Type by Revenue
BGA                                                45%             35%              45%
QFP                                                32%             39%              32%
PDIP, PLCC, Sos                                    16%             21%              15%
Others                                              7%              5%               8%

Capacity
CapEx (US$ Millions)                              136              59              116
Number of Wirebonders                           3,968           2,529            3,636


Testing Operations

Amounts in NT$ Millions                        3Q/00           3Q/99            2Q/00

Net Revenue                                     3,440           2,183            3,013

End Application by Revenue
Communication                                      28%             29%              27%
Computer                                           34%             31%              34%
Automotive and Consumers                           32%             30%              30%
Others                                              6%             10%               9%

Testing Type by Revenue
Logic and Mixed Signal                             97%             97%              98%
Memory                                              3%              3%               2%

Capacity
CapEx (US$ Millions)                              140              32              144
Number of Testers                                 972             659              871


                    Advanced Semiconductor Engineering, Inc.
                  Consolidated Summary Income Statements Data
                    (In NT$ millions, except per share data)
                                  (Unaudited)

                                         For the three months ended          For the nine months ended
                                         ==========================          =========================
                                         Sept. 30          Sept. 30          Sept. 30         Sept. 30
                                            2000              1999              2000             1999
Net revenues:
 Assembly                                  10,459             7,190           28,184           16,133
 Testing                                    3,440             2,183            9,230            4,955
 Others                                         5                11               87              210
                                        ---------        ----------        ---------       ----------
Total net revenues                         13,904             9,384           37,501           21,298
                                        ---------        ----------        ---------       ----------
Cost of revenues                            9,827             6,715           26,103           15,758
                                        ---------        ----------        ---------       ----------
Gross Profit                                4,078             2,670           11,398            5,540
                                        ---------        ----------        ---------       ----------
Operating expenses:
 Research and development                     317               210              852              563
 Selling, general and administrative        1,023               937            3,077            2,174
                                        ---------        ----------        ---------       ----------
 Total operating expenses                   1,340             1,146            3,929            2,737
                                        ---------        ----------        ---------       ----------
Operating income                            2,737             1,524            7,469            2,803
                                        ---------        ----------        ---------       ----------
Other (income) expenses:
 Interest expenses, net                       357               458            1,175              824
 Foreign currency loss, net                    34               619             (150)             409
 Loss (gain) on long-term investment           38                14              124              108
 One-time capital gain                          0              (271)               0           (4,156)
 Loss (gain) on dispose of assets              34                 0               39                4
 Other non-operating expenses                 (91)              (31)            (110)             (87)
                                        ---------        ----------        ---------       ----------
 Total non-operating expenses                 372               790            1,080           (2,898)
                                        ---------        ----------        ---------       ----------
Income before income tax                    2,365               734            6,389            5,701
                                        ---------        ----------        ---------       ----------
Income tax expense (credit)                   319                29              818              193
                                        ---------        ----------        ---------       ----------
Net income before minority interest         2,046               704            5,571            5,508
                                        ---------        ----------        ---------       ----------
Minority interest                             423               159            1,027              445
Net income                                  1,623               545            4,543            5,062
Net income - net of one-time
  capital gain                              1,623               274            4,543              907

Per share data:
     EPS - Basic                          NT$0.61           NT$0.21          NT$1.71          NT$1.91
     EPS - Fully Diluted                  NT$0.59           NT$0.21          NT$1.68          NT$1.90
     EPS (net of one-time capital gain)
       - Fully Diluted                    NT$0.59           NT$0.10          NT$1.68          NT$0.33
     Earnings per ADS - Basic            US$0.098          US$0.033         US$0.277         US$0.294
     Earnings per ADS - Fully Diluted    US$0.095          US$0.033         US$0.272         US$0.293
     Earnings per ADS, net of
       capital gain-Fully diluted        US$0.095          US$0.016         US$0.272         US$0.051

Number of weighted average shares used
in the EPS calculation (in thousands,
retroactively adjusted for stock
dividend)                               2,652,622         2,651,524        2,652,622        2,651,524
Forex (NT$ per US$1)                        31.07             32.03            30.83            32.45

                    Advanced Semiconductor Engineering, Inc.
                    Consolidated Summary Balance Sheet Data
                               (In NT$ millions)
                                  (Unaudited)

                                                 As of June 30, 2000        As of September 30, 2000
                                                 ===================        =========================
     Current assets:
      Cash and cash equivalents                         6,239.9                     14,371.1
      Short-term investments                            3,001.6                      2,141.4
      Notes and accounts receivable                     8,712.0                     10,040.6
      Inventories                                       2,710.9                      2,897.5
      Others                                            2,317.7                      1,821.1
                                                       --------                     --------
      Total                                            22,982.1                     31,271.7

     Long-term investments                             11,034.0                     11,257.6
     Properties - net                                  48,904.4                     55,829.0
     Other assets                                       6,347.9                      6,852.7
                                                       --------                    ---------
     Total assets                                      89,004.0                    105,211.0
                                                       --------                    ---------
     Current liabilities:
      Short-term debts                                 13,782.4                     15,057.3
      Notes and accounts payable                        4,592.3                      4,967.0
      Others                                            6,347.9                      7,985.2
      Total                                            24,722.6                     28,009.5
                                                       --------                    ---------
     Long-term debts                                   24,978.1                     22,848.9
     Other liabilities                                    513.7                      1,321.3
                                                       --------                    ---------
     Total liabilities                                 50,214.4                     52,179.7

     Minority interest                                  5,984.2                     11,175.0

     Shareholders' equity                              32,805.4                     41,856.3
                                                       --------                    ---------
     Total liabilities & shareholders' equity          89,004.0                    105,211.0
                                                       --------                    ---------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ADVANCED SEMICONDUCTOR
                                              ENGINEERING, INC.


October 30, 2000                            By: /s/ Joseph Tung
                                                ---------------------
                                                Name:  Joseph Tung
                                                Title: Chief Financial Officer




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